UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 18)*

M&T Bank Corporation

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

55261F 10 4

(CUSIP Number)

Howard N. Cayne, Esq.
Arnold & Porter
555 Twelfth Street, N.W.
Washington, D.C. 20004-1202
(202) 942-5656

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are being sent.

*The remainder of this cover shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document Consists of 16 Pages.

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Robert G. Wilmers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF, BK, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power:	5,499,526
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	5,499,526
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	5,499,526

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11):	4.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

West Ferry Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power:	191,180
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	191,180
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	191,180

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Roche Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power:	99,333
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	99,333
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	99,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Wilmers Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power:	400,000
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	400,000
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

St. Simon Charitable Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power:	117,307
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	117,307
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	117,307

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Grantor Retained Annuity Trust No. 5 13-701558

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power:	214,540
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	214,540
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	214,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11):	.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Grantor Retained Annuity Trust No. 6 13-701559

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power:	224,766
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	224,766
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	224,766

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11):	.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Elisabeth Roche Wilmers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power:	502,610
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	502,610
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	502,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11):	.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

R.I. REM Investments S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power:	4,513,200
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	4,513,200
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,513,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11):	3.8%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4	Schedule 13D

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Interlaken Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: U.S.

Number of	7.	Sole Voting Power:	25,000
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	25,000
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	25,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11):	.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55261F 10 4 Schedule 13D

Amendment No. 18 to Schedule 13D

     The Schedule 13D, dated May 8, 1980, as amended, of Robert G. Wilmers, Elisabeth Roche Wilmers, Wilmers Company, L.L.C., West Ferry Foundation, R.I. REM Investments S.A., as the assignee of REM Foundation, Roche Foundation, St. Simon Charitable Foundation, Interlaken Foundation, Grantor Retained Annuity Trust No. 5, and Grantor Retained Annuity Trust No. 6 (collectively referred to as the “Reporting Persons”) is hereby amended as set forth below.

     The purpose of this Amendment No. 18 to the Schedule 13D is to report that Mr. Jorge G. Pereira, Hofin Anstalt (a corporation as to which Mr. Pereira holds sole voting and dispositive power), Alauda Investments Ltd. and Bikala Holdings Ltd. (wholly-owned subsidiaries of Hofin Anstalt), and Argali [BVI] Limited are no longer “Reporting Persons” on this Schedule 13D. In addition, this Amendment reflects the addition of the Interlaken Foundation as a “Reporting Person” and changes in the percentage of outstanding shares of M&T Bank Corporation (“M&T”) common stock, par value $.50 per share (“Shares”), beneficially owned by the Reporting Persons.

     This Amendment No. 18 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to the Schedule 13D and Amendments Nos. 1 through 17 thereto.

Item 2.      Identity and Background

      Item 2 of the Schedule 13D is amended as set forth below:

     Interlaken Foundation

     Interlaken Foundation, a not-for-profit, non-stock corporation organized under the laws of Delaware, was formed by Mr. Wilmers for the purpose of making charitable contributions. The principal address of Interlaken Foundation is c/o M&T Bank 350 Park Avenue, 6th Floor, New York, NY 10022. Mr. Wilmers is the president of the Interlaken Foundation.

     As reflected in the agreement included as Exhibit 99.1 hereto, Mr. Jorge G. Pereira, Hofin Anstalt, Alauda Investments Ltd., Bikala Holdings Ltd., and Argali [BVI] Limited are no longer “Reporting Persons” on this Schedule 13D. None of such persons, either individually or collectively, currently beneficially owns more than 5% of the Shares.

Item 5.      Interest in Securities of the Issuer

      Item 5 of the Schedule 13D is revised and amended and restated as set forth below:

     (a)-(b) The aggregate number and percentage of outstanding Shares beneficially owned by each Reporting Person are set forth below. Unless otherwise indicated, each

CUSIP No. 55261F 10 4 Schedule 13D

Reporting Person has sole voting and dispositive power with respect to the M&T Shares listed opposite his name.

	Number of	Percentage of
	M&T	Outstanding
Reporting Person	Shares Owned	M&T Shares Owned [1]

Robert G. Wilmers	5,499,526 [2]	4.6%
West Ferry Foundation	191,180	.2%
Roche Foundation	99,333	.1%
Wilmers Company, L.L.C	400,000	.3%
St. Simon Charitable Foundation	117,307	.1%
Trust No. 5	214,540	.2%
Trust No. 6	224,766	.2%
Elisabeth Roche Wilmers	502,610	.4%
R.I. REM Investments S.A.	4,513,200	3.8%
Interlaken Foundation	25,000	.0%
Reporting Persons as a Group	10,515,336	8.7%

     1 Based upon 120,106,490 Shares outstanding as of December 31, 2003. In calculating the beneficial ownership percentage of Mr. Wilmers and the aggregate percentage for all the Reporting Persons, Shares subject to options held by Mr. Wilmers which are currently exercisable or exercisable within 60 days from the date hereof are added to the Total Shares outstanding.

     2 Mr. Wilmers beneficially owns 5,499,526 Shares over which Mr. Wilmers has sole voting and dispositive power, such Shares representing approximately 4.6% of the Shares issued and outstanding. The number of Shares beneficially owned by Mr. Wilmers includes: (i) 3,422,173 Shares owned directly; (ii) 191,180 Shares owned by the West Ferry Foundation, a charitable trust formed by Mr. Wilmers, as to which Mr. Wilmers, as trustee, holds sole voting and dispositive power; (iii) 99,333 Shares owned by the Roche Foundation, a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as director and president, holds sole voting and dispositive power; (iv) 400,000 Shares held by the Wilmers Company, L.L.C., as to which Mr. Wilmers, as sole member, holds sole voting and dispositive power; (v) 117,307 Shares owned by the St. Simon Foundation, a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as a director and president, holds voting and dispositive power; (vi) 25,000 Shares held by the Interlaken Foundation, a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as a director and president, holds voting and dispositive power; (vii) 214,540 Shares held by Grantor Retained Annuity Trust No. 5; (viii) 224,766 Shares held by Grantor Retained Annuity Trust No. 6; (ix) 38,228 Shares allocated under M&T’s Retirement Savings Plan and Trust (401(k) plan); and (x) 766,999 Shares subject to employee stock options granted to Mr. Wilmers which are currently exercisable within 60 days of the date hereof.

     (c) On May 23, 2003, the West Ferry Foundation transferred 9,000 of the Shares held by it by means of a gift. On May 29, 2003, Mr. Wilmers transferred, by means of a gift, 25,000 Shares each to the St. Simon Foundation and the Interlaken Foundation, respectively. On May 29, 2003, Mr. Wilmers also transferred 125 of the

CUSIP No. 55261F 10 4 Schedule 13D

Shares he held by means of a gift. No consideration was paid for such shares. Through September 30, 2003, Mr. Wilmers acquired an additional 648 Shares through his participation in M&T’s Retirement Savings Plan and Trust. On November 10, 2003, the Roche Foundation transferred 667 of the Shares it held by means of a gift. No consideration was paid for such shares. On January 16, 2004, Mr. Wilmers exercised employee stock options to purchase 200,000 Shares, and had 97,557 of such shares withheld to cover exercise costs and withholding taxes. On January 21, 2004, and January 22, 2004, Mr. Wilmers sold 100,000 and 2,443 Shares, respectively. The sales were open market, market price transactions. The Shares were sold at an average price of $91.54 per Share. The transactions were effected on the New York Stock Exchange. On January 21, 2004, Mr. Wilmers transferred 125 of the Shares he held by means of a gift. No consideration was paid for such shares.

     Other than the transactions set forth in this Item 5, routine allocations to Mr. Wilmers’ account under M&T’s Retirement Savings Plan and Trust, there were no transactions within the last 60 days by the Reporting Persons with respect to the Shares.

CUSIP No. 55261F 10 4 Schedule 13D

JOINT FILING AGREEMENT

     By signing this Amendment No. 18, each Reporting Person acknowledges and agrees that the Schedule 13D, as amended hereby, is filed on such Reporting Person’s behalf and agrees to such joint filing in accordance with Rule 13d-1(k) of the Securities and Exchange Commission.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	January 22, 2004	/s/ Robert G. Wilmers

Name: Robert G. Wilmers

Date:	January 22, 2004	/s/ Elisabeth Roche Wilmers

Name: Elisabeth Roche Wilmers

WEST FERRY FOUNDATION

Date:	January 22, 2004	/s/ Robert G. Wilmers

By: Robert G. Wilmers
Title: Trustee

ROCHE FOUNDATION

Date:	January 22, 2004	/s/ Robert G. Wilmers

By: Robert G. Wilmers
Title: President

WILMERS COMPANY, L.L.C.

Date:	January 22, 2004	/s/ Robert G. Wilmers

By: Robert G. Wilmers
Title: Sole Member

R.I. REM INVESTMENTS S.A.

Date:	January 22, 2004	/s/ Rene Merkt

By: Rene Merkt Title: Director

CUSIP No. 55261F 10 4 Schedule 13D

ST. SIMON CHARITABLE FOUNDATION

Date:	January 22, 2004	/s/ Robert G. Wilmers

By: Robert G. Wilmers Title: President

INTERLAKEN FOUNDATION

Date:	January 22, 2004	/s/ Robert G. Wilmers

By: Robert G. Wilmers Title: President

GRANTOR RETAINED ANNUITY TRUST NO. 5

Date:	January 22, 2004	/s/ Robert G. Wilmers

By: Robert G. Wilmers Title: Trustee

Date	January 22, 2004	/s/ Ira H. Jolles

By: Ira H. Jolles Title: Trustee

GRANTOR RETAINED ANNUITY TRUST NO. 6

Date	January 22, 2004	/s/ Robert G. Wilmers

By: Robert G. Wilmers Title: Trustee

Date	January 22, 2004	/s/ Ira H. Jolles

By: Ira H. Jolles Title: Trustee